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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                        DUALSTAR TECHNOLOGIES CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    263572109
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                                 (CUSIP Number)

  Lawrence Roman, WDF, Inc., 30 N. MacQuenten Pkwy, Mt. Vernon, New York 10550
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 263572109
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1. Name of Reporting Person. I.R.S. Identification Nos. of above person
   (entities only):

   Lawrence Roman
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2. Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)   [ X ]

   (b)   [   ]
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3. SEC Use Only:

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4. Source of Funds (See Instructions):  PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e):  N/A

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6. Citizenship or Place of Organization:  U.S.A.

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                          7.  Sole Voting Power:  1,267,400

Number of                 ------------------------------------------------------
Shares                    8.  Shared Voting Power:  0
Beneficially
Owned by                  ------------------------------------------------------
Each                      9.  Sole Dispositive Power:  1,267,400
Reporting
Person With               ------------------------------------------------------
                          10. Shared Dispositive Power:  0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,267,400 (of
    which total aggregate amount, 140,300 shares are beneficially owned by the Lawrence Roman IRA)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions):  N/A
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  7.7%

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14. Type of Reporting Person (See Instructions):  IN

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CUSIP No.: 263572109

--------------------------------------------------------------------------------
1. Name of Reporting Person. I.R.S. Identification Nos. of above person (entities only):

   Lawrence Roman IRA
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)   [ X ]

   (b)   [   ]
--------------------------------------------------------------------------------
3. SEC Use Only:

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):  PF

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

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6. Citizenship or Place of Organization:  N/A

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                          7.  Sole Voting Power:  140,300*

Number of                 ------------------------------------------------------
Shares                    8.  Shared Voting Power:  0
Beneficially
Owned by                  ------------------------------------------------------
Each                      9.  Sole Dispositive Power:  140,300*
Reporting
Person With               ------------------------------------------------------
                          10. Shared Dispositive Power:  0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  140,300

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  0.9%

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14. Type of Reporting Person (See Instructions):  OO

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         * Voting and dispositive powers are executed by Lawrence Roman

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This Statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Dualstar Technologies Corporation, a Delaware corporation (the "Company"). This Statement is being filed on behalf of Lawrence Roman ("Roman") and the Lawrence Roman IRA (the "IRA") (Roman and the IRA being collectively referred to as the "Reporting Persons") in connection with the beneficial ownership by the Reporting Persons of 1,267,400 shares of the Company's Common Stock (the "Shares").

ITEM 1.  SECURITY AND ISSUER

         (a) Name of Issuer:

             Dualstar Technologies Corporation

         (b) Address of Issuer's Principal Executive Offices:

             11-30 47th Avenue, Long Island City, New York 11101

         (c) Title and Class of Securities:

             Common Stock

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name:

             This statement is being filed on behalf of the Reporting Persons.

         (b) Address:

             The address for each of the Reporting Persons is:

             c/o WDF, Inc.
             30 N. MacQuesten Pkwy
             Mt. Vernon, New York 10550

         (c) Present Principal Occupation or Employment:

             Roman is the President of a mechanical services and contracting company. The IRA is an individual retirement account and Roman has full voting and dispositive power in connection with the Company's Common Stock held therein.

         (d) Record of Convictions:

             During the last five years, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Record of Civil Proceedings:

             During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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         (f) Citizenship:

             Roman is a citizen of the United State of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the Shares beneficially owned by the Reporting Persons, and the subject of this statement, were acquired in open market purchases by the Reporting Persons from January 12, 1996 to April 18, 2002, at an aggregate purchase price of $1,051,791.74. The acquisitions of the Shares were funded by the personal funds of Roman. None of the Shares acquired by the Reporting Persons were funded with borrowed money.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares have been acquired by the Reporting Persons for investment purposes only. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may at any time and from time to time acquire additional shares of Common Stock. The Reporting Persons have no plans to effect any of the transactions required to be described in this Item 4. However, each of the Reporting Persons intends to continuously review his investment in the Company, and may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in or have the purpose or effect of changing or influencing control of the Company, or that relate to or would result in any of the other events enumerated in paragraphs (a) through (j) of Item 4.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own, in the aggregate, 1,267,400 shares of Common Stock, which constitutes approximately 7.7% of the Company's outstanding shares of Common Stock. The above calculation is based on outstanding shares of the Company's Common Stock information derived from the Company's most recently filed Form 10-Q.

         (b) Roman has the sole power to vote and the sole power to dispose or to direct the disposition of all of the Shares.

         (c) Not applicable.

         (d) No other person is known by either of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by either of the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 10, 2002                      LAWRENCE ROMAN


                                          /s/  Lawrence Roman
                                          -----------------------------
                                          Lawrence Roman



                                          LAWRENCE ROMAN IRA


                                          /s/  Lawrence Roman
                                          -----------------------------
                                          Lawrence Roman, Beneficiary


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